UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 13, 2025

Mesa Air Group, Inc.

(Exact name of Registrant as Specified in Its Charter)

Nevada	001-38626	85-0302351
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

410 North 44th Street, Suite 700
Phoenix, Arizona		85008
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (602) 685-4000

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	MESA	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§/240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02	Results of Operations and Financial Condition.

On August 13, 2025, the Company issued a press release announcing its financial and operating results for its fiscal quarter ended June 30, 2025 (the “Press Release”). A copy of the Press Release is furnished as Exhibit 99.1 to this report.

Item 7.01	Regulation FD Disclosure.

The information contained in Item 2.02 of this Report (as well as in Exhibit 99.1) is furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and such information shall not be deemed to be incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended or the Exchange Act.

Item 9.01	Financial Statements and Exhibits.

(d)  Exhibits.

Exhibit Number	Description

99.1	Press Release, dated August 13, 2025, issued by Mesa Air Group, Inc.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Mesa Air Group, Inc.

Date: August 13, 2025	By:	/s/ Brian S. Gillman
Brian S. Gillman Executive Vice President and General Counsel

Exhibit 99.1

Mesa Air Group Reports Third Quarter Fiscal 2025 Results and Provides Update on Proposed Merger with Republic Airways Holdings Inc.

Management to Hold Call Following Market Close Today

August 13, 2025

PHOENIX, August 13, 2025 – Mesa Air Group, Inc. (NASDAQ: MESA) (“Mesa” or the “Company”) today reported third quarter fiscal 2025 financial and operating results, as well as provided an update on the proposed merger (the “Merger”) with Republic Airways Holdings Inc. (“Republic)”.

Third Quarter Fiscal 2025 Update:

•	Total operating revenues of $92.8 million

•	Pre-tax income of $20.6 million, net income of $20.9 million, or $0.50 per diluted share

•	Adjusted net loss[1] of $0.6 million, primarily excluding a $25.1 million gain on the write-off of warrant liabilities

•	Adjusted EBITDAR[1] of $6.1 million

•	Operated at a 99.99% controllable completion factor[2]

•	Scheduled utilization for the quarter of 9.8 block hours per day

•	Achieved single fleet operation, training 160 pilots to transition from CRJ fleet to E-175 fleet

Asset Transactions Update:

•	During the June 2025 quarter, closed on the sales of the following for gross proceeds of $17.2 million, all of which was used to repay U.S. Treasury debt:

•	13 spare engines that were previously agreed to be sold

•	6 surplus CRJ-900 airframes that were previously agreed to be sold

•	Subsequent to June 2025 quarter end:

•	Entered into purchase agreements for 1 spare engine and 1 surplus CRJ-900 airframe

•	Closed on the sales of 8 spare engines and 5 surplus CRJ-900s airframes that were previously agreed to be sold for gross proceeds of $11.7 million, all of which was used to repay U.S. Treasury debt

“Mesa’s third-quarter results reflect the significant operational and financial restructuring that we have undergone,” said Jonathan Ornstein, Mesa Chairman and CEO. “We now operate a single fleet type of Embraer 175s, simplifying our operations. Along with the normalization of pilot resources since last year, we increased our daily block hour utilization in the third quarter to 9.8 hours, up 15.4% year-over-year and 5.1% sequentially and a level consistent with our regional peers. All of our CRJ crews are now trained on E-Jet flying, and we anticipate stabilized utilization moving forward.

“We also continue to strengthen our balance sheet and reduce interest expense through the sale of surplus CRJ assets. As a result of our improved operational and financial profile, we reported third-quarter GAAP net income of $20.9 million, and our near-breakeven adjusted net loss would have been a profit, if not for continuing costs of CRJ-900 aircraft and engines that have been agreed upon to be sold but have not yet closed. This performance makes us increasingly optimistic about the enhanced path forward for Mesa’s people and stockholders under our proposed merger with Republic,” added Ornstein.

[1]	See Mesa Air Group, Inc. Reconciliation of GAAP versus non-GAAP Disclosures
[2]	Excludes cancellations due to weather and air traffic control

Merger Update:

•	Waiting period under the HSR Act with respect to filings by Mesa and Republic expired on June 16, 2025

•

Following the declaration of the effectiveness of the previously filed registration statement by the SEC, Mesa will file with the SEC a definitive proxy statement/prospectus, which will be mailed to Mesa stockholders for a vote

•	Republic has obtained sufficient consents from its stockholders to approve the Merger

“Given strong performance by Republic during the first half of calendar year 2025, we now estimate that the combined company would have twelve-month run-rate annual revenue in the range of approximately $1.8 billion to $2.0 billion,” continued Ornstein. “Additionally, for the first six months of calendar year 2025, Republic generated approximately $169 million in adjusted EBITDA3, and Mesa generated $14 million in adjusted EBITDA over the same six-month period, for a total of $183 million. Our expectation is that we will continue to see strong combined financial performance in the second half of the calendar year.

“Further, we anticipate the pro forma cash and debt balances of the combined company post-Merger closing to be in excess of $300 million and approximately $1.1 billion, respectively, with Mesa contributing no debt to the combined business. Post-Merger closing, the 60 E-175 aircraft we operate today will be supported by a new and enhanced 10-year capacity purchase agreement with United Airlines,” said Ornstein. “We are pleased Mesa would support day-one benefits for the combined company, and we continue to work closely with the Republic executive team to position our airline for a successful Merger closing and integration with Republic.”

Mesa Third Quarter Fiscal 2025 Details

Total operating revenues in Q3 2025 were $92.8 million, lower by $18.0 million, or 16.3%, compared to $110.8 million for Q3 2024. Contract revenue was $69.9 million, lower by $25.7 million, or 26.8%, compared to $95.6 million in Q3 2024. These decreases were driven by the reduction in contractual aircraft with United Airlines, Inc. (“United”). In addition, the disposition of certain Embraer 175 aircraft contributed to lower aircraft ownership revenue.

Pass-through revenue increased by $7.6 million, or 50.3%, driven primarily by higher pass-through maintenance expense. Mesa’s Q3 2025 results include, per GAAP, the recognition of $1.3 million of previously deferred revenue, versus the deferral of $2.3 million of revenue in Q3 2024. The remaining deferred revenue balance of $13.3 million will be recognized as flights are completed under our existing contract with United prior to closing of the Merger.

Total operating expenses in Q3 2025 were $92.9 million, a decrease of $26.9 million, or 22.4%, versus Q3 2024. Compared to Q3 2024, the decrease primarily reflects flight operations expense that was lower by $8.9 million, or 19.6%, due to fewer contracted aircraft and decreases in pilot training costs, and depreciation and amortization expense that was lower by $6.4 million, or 65.3%, primarily due to the retirement and sale of CRJ aircraft and engines, as well as $7.9 million less of asset impairment costs.

Mesa’s Q3 2025 results reflect net income of $20.9 million, or $0.50 per diluted share, compared to a net loss of $19.9 million, or $(0.48) per diluted share, for Q3 2024. Mesa’s Q3 2025 adjusted net loss1 was $0.6 million, or $(0.01) per diluted share, versus an adjusted net loss of $9.4 million, or $(0.23) per diluted share, in Q3 2024.

Mesa’s adjusted EBITDA1 for Q3 2025 was $6.0 million, compared to adjusted EBITDA of $8.9 million for Q3 2024. Adjusted EBITDAR was $6.1 million for Q3 2025, compared to adjusted EBITDAR of $10.6 million for Q3 2024.

[3]	See Republic Airways Holdings Inc. Reconciliation of non-GAAP financial measure

Mesa Third Quarter Fiscal 2025 Operating Performance

Operationally, the Company reported a controllable completion factor of 99.99% for United during Q3 2025. This is compared to a controllable completion factor of 99.94% for United during Q3 2024. Controllable completion factor excludes cancellations due to weather and air traffic control.

For Q3 2025, the Company operated 60 large (70/76 seats) E-175 jets under its CPA with United.

Balance Sheet and Liquidity

Mesa ended the June 2025 quarter with $42.5 million in unrestricted cash and cash equivalents. As of June 30, 2025, the Company had $113.7 million in total debt, secured primarily with aircraft and engines, compared to a balance of $366.4 million as of June 30, 2024. During the quarter, the Company paid $17.9 million in debt, comprising of payments related to CRJ asset sale transactions and scheduled obligations.

Based on the most recent appraisal value of spare parts, Mesa had $10.5 million in available credit under its United facility, subject to approval.

Conference Call Details

Mesa management will host a conference call today at 4:30 pm EDT. Dial-in details and the webcast can be accessed by visiting the Mesa Investor Relations website. Due to the pendency of the Merger, there will not be a question-and-answer session on the call. A recorded version will be available thereafter on the Mesa Investor Relations website.

About Mesa Air Group, Inc.

Headquartered in Phoenix, Arizona, Mesa Air Group, Inc. is the holding company of Mesa Airlines, a regional air carrier providing scheduled passenger service to 79 cities in 31 states, Cuba, and Mexico. As of June 30, 2025, Mesa operated a fleet of 60 Embraer 175 regional aircraft, with approximately 254 daily departures. The Company had approximately 1,645 employees. Mesa operates all its flights as United Express pursuant to the terms of a capacity purchase agreement entered into with United Airlines, Inc.

Important Cautions Regarding Forward-Looking Statements

This Press Release includes information that constitutes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “anticipate”, “estimate”, “expect”, “project”, “plan”, “intend”, “believe”, “may”, “might”, “will”, “should”, “can have”, “likely” and similar expressions are used to identify forward-looking statements. These forward-looking statements are based on the Company’s current beliefs, assumptions, and expectations regarding future events, which in turn are based on information currently available to the Company. By their nature, forward-looking statements address matters that are subject to risks and uncertainties. A variety of factors could cause actual events and results to differ materially from those expressed in or contemplated by the forward-looking statements. These factors include, without limitation, the ability to complete the proposed merger with Republic on the proposed terms or on the anticipated timeline, or at all, including the risks and uncertainties related to securing the necessary stockholder approval and satisfaction of other closing conditions to consummate the proposed transaction. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s filings with the SEC, including the risk factors contained in its most recent Annual Report on Form 10-K and the Company’s other subsequent filings with the SEC. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

Participants in the Solicitation

Mesa and its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from Mesa’s stockholders with respect to the Merger. Additional information regarding the identity of participants in the solicitation of proxies, and a description of their direct or indirect interests in the proposed transaction, by security holdings or otherwise, will be set forth in the proxy statement and other materials to be filed with the SEC in connection with the proposed transaction when they become available.

No Offer or Solicitation

A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective; and the information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

This communication relates to a proposed business combination between Mesa and Republic. In connection with this proposed business combination, on July 10, 2025, Mesa filed with the SEC a registration statement on Form S-4/Form S-1 containing a preliminary proxy statement/prospectus of Mesa and other documents related to the proposed transaction. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, Mesa will file with the SEC a definitive proxy statement/prospectus and a definitive proxy statement/prospectus will be mailed to stockholders of Mesa. INVESTORS AND SECURITY HOLDERS OF MESA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents (when available) that Mesa files with the SEC at the SEC’s website at www.sec.gov. In addition, these documents may be obtained from Mesa free of charge by directing a request to https://investor.mesa-air.com.

Contact:

Mesa Air Group, Inc.

Media

media@mesa-air.com

Investor Relations

investor.relations@mesa-air.com

MESA AIR GROUP, INC.

Consolidated Statements of Operations and Comprehensive Income (Loss)

(In thousands, except per share amounts) (Unaudited)

	Three months ended June 30,		Nine months ended June 30,
	2025	2024	2025	2024
Operating revenues:
Contract revenue	$69,940	$95,596	$219,041	$310,516
Pass-through and other revenue	22,844	15,197	71,723	50,636

Total operating revenues	92,784	110,793	290,764	361,152
Operating expenses:
Flight operations	36,551	45,455	108,021	146,602
Maintenance	41,417	44,266	131,483	137,165
Aircraft rent	98	1,684	3,038	4,296
General and administrative	11,585	9,715	32,588	32,857
Depreciation and amortization	3,377	9,730	17,311	32,846
Asset impairment	(52)	7,880	111,786	50,923
Loss on sale of assets	—	—	54,397	150
Other operating expenses	(46)	1,090	335	5,098

Total operating expenses	92,930	119,820	458,959	409,937

Operating income (loss)	(146)	(9,027)	(168,195)	(48,785)
Other income (expense), net:
Interest expense	(3,256)	(9,032)	(15,654)	(30,832)
Interest income	74	17	115	45
(Loss) gain on investments	—	(776)	—	6,454
Unrealized loss on investments, net	—	(2,025)	(53)	(6,073)
Gain on extinguishment of debt	—	—	—	2,954
Gain on debt forgiveness	—	—	4,500	10,500
Other income, net	23,946	125	21,126	(234)

Total other income (expense), net	20,764	(11,691)	10,034	(17,186)

Income (loss) before taxes	20,618	(20,718)	(158,161)	(65,971)
Income tax expense (benefit)	(238)	(810)	(5,829)	126

Net income (loss)	$20,856	$ (19,908)	$ (152,332)	$ (66,097)

Net income (loss) per share attributable to common shareholders
Basic	$0.50	$ (0.48)	$ (3.68)	$ (1.61)
Diluted	$0.50	$ (0.48)	$ (3.68)	$ (1.61)
Weighted-average common shares outstanding
Basic	41,439	41,217	41,368	41,075
Diluted	41,683	41,217	41,368	41,075

MESA AIR GROUP, INC.

Consolidated Balance Sheets

(In thousands) (Unaudited)

	June 30, 2025	September 30, 2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$42,472	$15,621
Restricted cash	3,048	3,009
Receivables, net	8,724	5,263
Expendable parts and supplies, net	16,172	28,272
Assets held for sale	60,311	5,741
Prepaid expenses and other current assets	2,714	3,371

Total current assets	133,441	61,277
Property and equipment, net	31,850	426,351
Lease and equipment deposits	637	1,289
Operating lease right-of-use assets	7,255	7,231
Deferred heavy maintenance, net	—	6,396
Assets held for sale	—	86,605
Other assets	5,466	7,709

TOTAL ASSETS	$178,649	$596,858

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt and finance leases	$84,725	$50,455
Current portion of deferred revenue	5,532	3,932
Current maturities of operating leases	1,693	1,681
Accounts payable	50,132	72,096
Accrued compensation	9,294	12,797
Customer deposits	226	1,189
Other accrued expenses	23,015	32,308

Total current liabilities	174,617	174,458

NONCURRENT LIABILITIES:
Long-term debt and finance leases, excluding current portion	28,245	259,816
Noncurrent operating lease liabilities	6,872	6,863
Deferred credits	—	3,020
Deferred income taxes	575	8,173
Deferred revenue, net of current portion	7,787	5,707
Other noncurrent liabilities	1,837	28,579

Total noncurrent liabilities	45,316	312,158

Total liabilities	219,933	486,616

STOCKHOLDERS’ EQUITY:
Common stock of no par value and additional paid-in capital, 125,000,000 shares authorized; 41,861,544 (2025) and 41,331,719 (2024) shares issued and outstanding, 4,899,497 (2025) and 4,899,497 (2024) warrants issued and outstanding	273,183	272,376
Accumulated deficit	(314,467)	(162,134)

Total stockholders’ equity	(41,284)	110,242

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$178,649	$596,858

MESA AIR GROUP, INC.

Operating Highlights

(Unaudited)

	Three months ended June 30,
	2025	2024	Change
Available seat miles (thousands)	996,290	962,669	3.5%
Block hours	44,100	43,813	0.7%
Average stage length (miles)	604	535	12.9%
Departures	22,162	24,144	(8.2)%
Passengers	1,357,129	1,513,581	(10.3)%
Controllable completion factor*
United	99.99%	99.94%	0.05 pts
Total completion factor**
United	97.75%	96.86%	0.89 pts

*	Controllable completion factor excludes cancellations due to weather and air traffic control
**	Total completion factor includes all cancellations

Reconciliation of non-GAAP financial measures

Although these financial statements are prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”), certain non-GAAP financial measures may provide investors with useful information regarding the underlying business trends and performance of Mesa’s ongoing operations and may be useful for period-over-period comparisons of such operations. The tables below reflect supplemental financial data and reconciliations to GAAP financial statements for the three months and nine months ended June 30, 2025 and June 30, 2024. Readers should consider these non-GAAP measures in addition to, not a substitute for, financial reporting measures prepared in accordance with GAAP. These non-GAAP financial measures exclude some, but not all items that may affect the Company’s net income or loss. Additionally, these calculations may not be comparable with similarly titled measures of other companies.

Reconciliation of GAAP versus non-GAAP Disclosures

(In thousands) (Unaudited)

	Three Months Ended June 30, 2025				Three Months Ended June 30, 2024
	Income (Loss) Before Taxes	Income Tax (Expense) Benefit	Net Income (Loss)	Net Income (Loss) per Diluted Share	Income (Loss) Before Taxes	Income Tax (Expense) Benefit	Net Income (Loss)	Net Income (Loss) per Diluted Share
GAAP income (loss)	$20,618	$238	$20,856	$0.50	$(20,718)	$810	$(19,908)	$(0.48)
Adjustments(1)(2)(3)(4)(5)(6)(7)	(21,176)	(244)	(21,420)	$(0.51)	10,921	(427)	10,494	$0.25

Adjusted income (loss)	(558)	(6)	(564)	$(0.01)	(9,797)	383	(9,414)	$(0.23)

Interest expense	3,256				9,032
Interest income	(74)				(17)
Depreciation and amortization	3,377				9,730

Adjusted EBITDA	6,001				8,948
Aircraft rent	98				1,684

Adjusted EBITDAR	$6,099				$10,632

(1)	$0.8 million loss on the transfer of investments in equity securities during the three months ended June 30, 2024.
(2)	$2.0 million loss resulting from changes in the fair value of the Company’s investments in equity securities during the three months ended June 30, 2024.
(3)	$0.1 million net impairment gain and $7.8 million impairment loss on held for sale accounting treatment during the three months ended June 30, 2025 and 2024, respectively.
(4)	$2.5 million and $0.2 million in third party costs associated with significant, nonroutine, or non-recurring transactions during the three months ended June 30, 2025 and June 30, 2024, respectively.
(5)	$25.1 million gain on the write off of warrant liabilities during the three months ended June 30, 2025.
(6)	$1.5 million of write offs of uncollectable loans during the three and nine months ended June 30, 2025.
(7)	$0.1 million loss on deferred financing costs related to retirement of debts during the three months ended June 30, 2025.

	Nine Months Ended June 30, 2025				Nine Months Ended June 30, 2024
	Income (Loss) Before Taxes	Income Tax (Expense) Benefit	Net Income (Loss)	Net Income (Loss) per Diluted Share	Income (Loss) Before Taxes	Income Tax (Expense) Benefit	Net Income (Loss)	Net Income (Loss) per Diluted Share
GAAP income (loss)	$(158,161)	$5,829	$(152,332)	$(3.68)	$(65,971)	$(126)	$(66,097)	$(1.61)
Adjustments(1)(2)(3)(4)(5)(6)(7)(8)(9)(10)(11)(12)(13)(14)	150,640	(5,552)	145,088	$3.51	43,138	82	43,220	$1.05

Adjusted income (loss)	(7,521)	277	(7,244)	$(0.17)	(22,833)	(44)	(22,877)	$(0.56)

Interest expense	15,654				30,832
Interest income	(115)				(45)
Depreciation and amortization	17,311				32,846

Adjusted EBITDA	25,329				40,800
Aircraft rent	3,038				4,296

Adjusted EBITDAR	$28,367				$45,096

(1)	$3.0 million gain on extinguishment of debt during the nine months ended June 30, 2024.
(2)	$6.5 million gain on the transfer of investments in equity securities during the nine months ended June 30, 2024.
(3)	$0.9 million loss for early payment fees on the retirement of debt during the nine months ended June 30, 2024.
(4)	$4.5 million and $10.5 million gain on debt forgiveness during the nine months ended June 30, 2025 and June 30, 2024, respectively.
(5)

$0.1 million and $6.1 million loss resulting from changes in the fair value of the Company’s investments in equity securities during the nine months ended June 30, 2025 and June 30, 2024, respectively.

(6)	$51.1 million and $50.9 million impairment loss related to held for sale assets during the nine months ended June 30, 2025 and June 30, 2024, respectively.
(7)	$2.1 million and $1.5 million loss on deferred financing costs related to the retirement of debts during the nine months ended June 30, 2025 and June 30, 2024 respectively.
(8)	$6.8 million and $3.5 million in third party costs associated with significant, non-recurring transactions during the nine months ended June 30, 2025 and June 30, 2024, respectively.
(9)	$54.4 million and $0.2 million net loss on the sale of assets during the nine months ended June 30, 2025 and June 30, 2024, respectively.
(10)	$1.5 million of write offs of uncollectable loans during the nine months ended June 30, 2025.
(11)	$25.1 million gain on the write off of warrant liabilities during the nine months ended June 30, 2025.
(12)	$0.7 million in miscellaneous costs associated with the sale of assets during the nine months ended June 30, 2025.
(13)	$2.9 million loss on the write off of interest related to the sale of aircraft during the nine months ended June, 2025.
(14)	$60.7 million impairment loss related to the write down of net book value of certain aircraft during the nine months ended June 30, 2025.

Source: Mesa Air Group, Inc.

REPUBLIC AIRWAYS HOLDINGS INC.

Reconciliation of non-GAAP financial measure

Adjusted EBITDA is a financial performance measure that is not calculated in accordance with GAAP. This non-GAAP financial measure should not be viewed as a substitute for GAAP financial measures and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, these non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP.

	Three Months Ended		Six Months Ended
(in millions)	March 31, 2025	June 30, 2025	June 30, 2025
Net income	27.1	37.4	64.5
Plus:
Interest expense	14.3	14.8	29.1
Investment loss and other, net	2	-11.1	-9.1
Income tax expense	9.5	13.3	22.8
Depreciation and amortization	30.6	30.9	61.5
Adjusted EBITDA	83.5	85.3	168.8

Source: Republic Airways Holdings Inc.